FIRST GUARANTY BANCSHARES, INC.

February 9, 2009

Securities and Exchange Commission
Division of Corporate Finance
Attn: Joyce Sweeney
100 F. Street, N.E.
Washington, D.C. 20549

Ref: File No. 000-52748

Dear Ms. Sweeney:

We are writing in response to the staff’s letter dated January 16, 2009 relating to the staff’s review of First Guaranty Bancshares, Inc. Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008. Please accept this letter as our response to the staff’s comments and we confirm that where appropriate we will incorporate additional disclosures where noted in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loans, Page 20

1.	It was noted the two most significant categories of our loan portfolio are non-farm non-residential real estate loans and land development real estate loans.

a.
Describe the significant terms of each type of loan product offered, including underwriting standards used for each product, maximum loan-to-value ratios and how credit management monitors and analyzes key features, such as loan-to-value ratios and collateral values, and changes from period to period;

Response: The Company’s credit policy dictates specific loan-to-value and debt service coverage requirements.

The Company generally requires a maximum loan-to-value of 85% and a debt service coverage ratio of 1.25x to 1.0x for non-farm non-residential real estate loans. In addition, personal guarantees of borrowers are required as well as applicable hazard, title and flood insurance. Loans may have a maximum maturity of five years and a maximum amortization of 25 years. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

POST OFFICE BOX 2009 * HAMMOND, LOUISIANA 70404-2009 * (985) 345-7685 * (888) 375-3093 * FAX (985) 419-1510

The Company generally requires a maximum loan-to value of 75% and a debt service coverage ratio of 1.25x to 1.0x for land development loans. In addition, detailed construction cost breakdowns, personal guarantees of borrowers and applicable hazard, title and flood insurance are required. Loans may have a maximum maturity of 12 months for the construction phase and a maximum maturity of 24 months for the sell-out phase. The Company may require additional real estate or non-real estate collateral when deemed appropriate to secure the loan.

The Company will allow exceptions to this policy with appropriate mitigating circumstances and approvals. The Company has a defined credit underwriting process for all loan requests. The Company actively monitors loan concentrations by industry type and will make adjustments to underwriting standards as deemed necessary. The Company has a loan review department that monitors the performance and credit quality of loans. The Company has a special assets department that manages loans that have become delinquent or have serious credit issues associated with them.

b.	Explain how often you obtain updated appraisals:

Response: For new loan originations, appraisals and evaluations on all properties shall be valid for a period not to exceed two (2) calendar years from the effective appraisal date for non-residential properties and one (1) calendar year from the effective appraisal date for residential properties.  However, an appraisal may be valid longer if there has been no material decline in the property condition or market condition that would negatively affect the bank’s collateral position.  This must be supported with a “Validity Check Memorandum”.

For renewals with or without new money, any commercial appraisal greater than two years or greater than one year for residential appraisals must be updated with a Validity Check Memorandum.  Any renewal loan request, in which new money will be disbursed, whether commercial or residential, and the appraisal is older than five years a new appraisal must be obtained.

The Company does not require new appraisals between renewals unless the loan becomes impaired and is considered collateral dependent. At this time, an appraisal may be ordered in accordance with the Company’s Allowance for Loan Losses policy.

c.
Describe risk mitigation transactions used to reduce credit risk exposure, such as insurance arrangements, credit default agreements or credit derivatives, and disclose the impact that such mitigation strategies have had on your financial statements:

Response: The Company does not mitigate risk using products such as credit default agreements and/or credit derivatives.  These, accordingly, have no impact on our financial statements.

d.
Disclose trends related to non-farm non-residential real estate and construction loans that may result in higher credit risk that are reasonably likely to have a material favorable or unfavorable impact on net interest income after the provision for loan loss.

Response:  The Company has experienced an increase in non-farm non-resident real estate loans of $1.1 million from December 31, 2006 to December 31, 2007. These loans primarily consist of commercial real estate loans. The performance of these loans are primarily supported by the cash flows of the business. During 2008, the company experienced a slight increase in non-farm non-residential nonaccrual loans; however, additional reserves were made for this category using qualitative and quantitative factors. The Louisiana economy has not been impacted as other markets throughout the country. Despite this, it is possible that more businesses could fail in 2009, therefore causing a potential increase in nonaccrual loans which would result in a reduction of net interest income. In addition, higher provisions for loan losses may be required for loans in this category, also affecting net interest income after the provision for loan losses.

The Company has experienced an $0.8 million decrease in construction loans from December 31, 2006 to December 31, 2007. The performance of these loans is primarily determined by the ability of the contractor to finish the project as well as the ability to liquidate upon completion.  Due to the number of residential developments in our local area as a direct result of Hurricane Katrina, the Company tightened its standards on residential development and speculative home lending. We believe the above mentioned decrease is a direct result associated with these strengthened controls and underwriting on these type loans.  Due to the current economy, it is possible that construction and loan development projects could be affected negatively; however, we believe with the above mentioned controls and increased standards, we do not expect a material unfavorable impact on net interest income after the provision for loan losses.

2.	Disclose whether we have any loan products where we have established loan-funded interest reserves. If we do, then explain the following:

Response: The Company does not offer loan products with established loan-funded interest reserves.

a.	the amount of such loans and the accompanying interest reserves as of December 31, 2007 and the three subsequent quarter ends;

Response: N/A

b.	how we monitor such projects throughout their lives to make sure the properties are moving along as planned such that is appropriate to continue to capitalize the interest to the loan;

Response: N/A

c.	whether we have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

Response: N/A

d.	describe our underwriting process for loans with interest reserves, and nay specific difference in how you underwrite loans with interest reserves and loans that do not have interest reserves; and

Response: N/A

e.	whether any of your loans with interest reserves are on non-accrual status at December 31, 2007 and subsequent quarter ends.

Response: N/A

Non-Performing Assets

3.	It was noted there was a significant increase in non-farm non-residential real estate loans on non-accrual status at December 31, 2007. Please disclose the following as of December 31, 2007:

a.	the gross carrying value of the loan and any specific valuation allowance;

Response:  As of December 31, 2007, non-farm non-residential nonaccrual loans totaled $5.0 million, an increase of $1.1 million from $$3.9 million total at December 31, 2006. Included in the nonaccrual loans ending 2006 and 2007 was one church loan (the “church loan”) totaling $2.6 million.  The church loan has been in bankruptcy since 2006. The cause of the distress of the church loan was a result of a division within the church congregation from a dispute on the direction of the church which occurred as a direct result of the death of the pastor. As of December 31, 2008, the Company has a specific allowance for loan losses reserved for this loan totaling $200,000 as a result of an appraisal obtained in May 2008. A bankruptcy plan has been filed and confirmed and payments should resume in March 2009.  No loss is currently anticipated on this credit. The property fronts Hwy 165 which intersects I-20 in Monroe, Louisiana. The church is located a couple of miles north of I-20 and is in a heavily populated area, both residential and commercial. We do not deem this property to be in a stagnant or distressed market.

The $1.1 million increase in non-farm non-residential nonaccrual loans referenced above is primarily a result of one commercial loan with a gross carrying value of $1.0 million and a specific valuation allowance of $16,000 as of December 31, 2007.  The borrower of the commercial loan is a lumber milling and distributing company that had been in business for many years (the “lumber loan”). The loan performed in accordance with its terms until the death of its owner.

b.	describe the reasons for the borrowers’ financial distress;

Response: The distress of the lumber loan resulted from a decrease in lumber prices during 2007 which adversely and significantly affected the borrower’s business.

c.	the outlook for workout and resolution;

Response: In January 2008, the Company was able to liquidate receivables and repay a portion of the lumber loan reducing the principle balance from approximately $1.0 million to $0.8 million. The real estate is currently in the process of being liquidated and is anticipated to be completed by March 2009.

d.	whether you updated prior collateral appraisals, obtained new appraisals or used other means to in determining the current value of collateral related to non-current loans; and

Response: An appraisal was obtained on the collateral for the above mentioned lumber loan in July 2007 which justified the carrying value of $0.8 million as of September 30, 2008.

e.	the extent to which collateral valuations are for properties located in areas with stagnant or distressed economies or residential markets.

Response: The property on the lumber loan mentioned above is located in Tangipahoa Parish, which in 2007, was considered a growing area. The property is located in a rural part of the parish but has easy access to I-55 and fronts Highway 190 which runs through the entire parish.  The property is not is a stagnant or distressed market.

4.	Provide an updated analysis of these loans and the related valuation allowance as of September 30, 2008, describing changes in the above items or other factors since December 31, 2007.

Response: The valuation allowance for the above mentioned lumber loan was $16,000 as of December 31, 2007 and was $227,000 as of September 30, 2008. The increase in the valuation allowance was mainly due to some deterioration to the property from weather related incidents as well as vandalism, some of which were not covered by insurance. During the fourth quarter of 2008, the Company charged off $230,000 in principal of the $0.8 million balance. The property was listed for sale and the owners have since signed a purchase agreement to liquidate the property for $265,000.  As of December 31, 2008, the loss that will result from the sale has been adequately reserved and will be fully charged off through the valuation allowance when the proceeds from the sale are received.

Allocation of the Allowance for Loan Losses

5.
It was noted that the Company is not able to accurately and efficiently provide the allocation of the allowance for loan losses for a five-year historical period. Please disclose the reasons why this information can not be provided. To the extent that you are unable to provide an allocation of the allowance for loan losses, provide the disclosure described in Instruction (2) of Item IV.B of Industry Guide 3. Please provide the proposed future disclosure.

Response: In prior years, the Company used an internal method to calculate the allowance which categorized loans by risk rather than by type. We do not have the ability to accurately and efficiently provide this information for a five-year historical period. Beginning in 2008, the Company modified the allowance calculation to segregate loans by category and allocate the allowance for loan losses accordingly.

The allowance for loan losses calculation considers both qualitative and quantitative risk factors. The quantitative risk factors include, but are not limited to, past due and nonperforming assets, adequacy of collateral, changes in underwriting standings or lending procedures and policies, specific internal analysis of loans requiring special attention and the nature and volume of loans. Qualitative risk factors include, but are not limited to, local and regional business conditions and other economic factors.

Consolidated Financial Statements
Consolidated Statements of Cash Flows

6.	Reconcile the disclosure of the net decrease in loans held for sale for the year ended December 31, 2007 to the change in this line item as disclosed on your balance sheet.

Response:  The difference between the Consolidated Statements of Cash Flows and the Consolidated Balance Sheet is $34 million.  This difference is a result of $34 million in 1-4 family residential mortgage loans, acquired in the merger with Homestead Bank during 2007, which were sold in the secondary market prior to year-end.

Form 10-Q for the Quarterly Period Ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Assets

7.
In future Forms 10-Q, please provide a comprehensive discussion of significant changes in asset quality and your determination of the allowance for loan losses as of the quarter end. Please tell the following regarding your non-performing assets and related allowance for loan loss as of September 30, 2008:

a.	the nature of your construction and land development real estate and non-farm non-residential real estate loans on non-accrual status at September 30, 2008;

Response: As of September 30, 2008 the construction and land development non- accrual loans are comprised of both residential and commercial loans. Approximately $2.0 million of the loans are made up of five 1-4 family construction loans of which loans totaling $1.0 million are loans located in New Orleans and Baton Rouge. The remaining $272,000 consists of one commercial loan which was an addition to an existing building.

The non-farm non-residential non-accrual loans are made up of various types of commercial loans. Approximately $1.8 million of these are made up of manufacturing type loans (lumber, steel, and cabinets). Another $2.7 million is one loan which is to a church located in Monroe, Louisiana. Another $690,000 is one loan that is secured by speculative real estate. The remaining $600,000 is comprised of various smaller non-farm non-residential credits.

b.	describe the reasons for the increase in these non-performing loans; and

Response: The increase in construction land development loans from December 31, 2007 to September 30, 2008 was a result of the addition of two 1-4 family construction loans totaling approximately $360,000. There was one loan that did move out of this category prior to September 30, 2008 totaling approximately $60,000. This loan was paid in full. We also had some principal reductions on some loans in that category during this period.

The increase in non-farm non-residential loans from December 31, 2007 to September 30, 2008 of approximately $700,000 was a result of the deletion of approximately $600,000 and the addition of approximately $1.4 million during this period. The majority of the additions resulted from two loans totaling approximately $1,000,000 (cabinet manufacturing and speculative real estate).

c.	how these and other risk elements impacted your determination of the allowance for loan losses as of September 30, 2008.

Response: The Company calculates the allowance for loan losses primarily based on historical losses; however, the Company also uses methods such as qualitative and quantitative factors. Because of the increase in nonaccrual non-farm non-residential loans, and the fact that this category makes up a significant portion of the past due and nonaccrual loans, we increased the reserves for loans in this category in the qualitative and quantitative sections of the allowance for loan loss calculation.

Even though nonaccrual construction and land development loans have decreased, this category also comprises a significant amount of the total past due and nonaccrual loans. Therefore, additional reserves were made in our qualitative and quantitative sections of the allowance for loan loss calculation.

Most of these nonaccrual loans considered impaired and evaluated individually for impairment are considered collateral dependent loans; therefore cash flows could not be estimated. Impairment is based on collateral values and is determined by appraisals.  Appraisals are typically ordered on impaired loans unless the Company has a recent appraisal in file.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact me by telephone at (985) 375-0459 or by facsimile at (985) 419-1510.

Sincerely,

/s/Michele E. LoBianco
Michele E. LoBianco
Chief Financial Officer